FORM 4 STATEMENT OF CHANGES IN BENEFICIAL
                   OWNERSHIP
 Filed pursuant to Section 16(a) of the
      Securities Exchange Act of 1934, Section
      17(a) of the Public Utility
     Holding Company Act of 1935 or Section
               30(f) of the Investment Company
               Act of 1940


1.   Name and Address of Reporting Person
Camelot Corporation
 (Last)        (First)                (Middle)
2415 Midway Road, Ste. 121
                   (Street)

Carrollton  TX   75006
City)    (State) (Zip)
2.   Issuer Name and Ticker or Trading Symbol

WINCROFT, INC.  WINN

3.  IRS or Social Security
     Number of Reporting Person (Voluntary)

4.  Statement for Month/Year
      8/98
5.  If  Amendment,
     Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer
(Check all applicable)
     _____Director       __x___10% Owner
     _____Officer (give  _____Other (specify
                              title
                               below) below)

 Table 1 - New-Derivative Securities Acquired,
                    Disposed of, or Beneficially
                    Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/ Year)

     5/98

3.   Transaction  Code  (Instr. 8)


4.  Securities Acquired (A)  or Disposed of (D)
(Instr. 3,4 and 5)

     A

5.   Amount of Securities  Beneficially Owned at
End of
  Month (Instr. 3 and 4)
     1,028,000  (d)


 6.  Ownership  Form: Direct (D) or Indirect (I)
(Instr. 4)
     1,028,000  (d)
7.  Nature  of Indirect Beneficial Ownership
                (Instr. 4) See note


 Table II - Derivative Securities Acquired,
                     Disposed of, or
                     Beneficially Owned
     (e.g., puts, calls, warrants, options,
                         convertible securities)


1.   Title of Derivative Security  (Instr. 3)


2.   Conversion or Exercise Price of Derivative
Security


3.   Transaction Date (Month/ Day/ Year)

4.   Transaction Code  (Instr. 8)


5.   Number of Derivative Securities Acquired
(A) or
  Disposed of (D)  (Instr. 3,4, and 5)


6.   Date Exercisable and Expiration Date
(Month/Day/Year)


7.   Title and Amount of Underlying Securities
(Instr. 3 and
  4)
           Title
Amount or
Number of Shares



8.   Price  of Derivative Security (Instr.5).


9.   Number of Derivative Securities
Beneficially Owned at
  End  of  Month  (Instr. 4)

10.  Ownership Form of Derivative Security:
Direct  (D) or Indirect (I) (Instr. 4)


11.  Nature of Indirect Beneficial  Ownership
(Instr. 4)


Explanation of Responses:


BY:  CAMELOT CORPORATION
      BY:    /S/ DANIEL WETTREICH
              CHAIRMAN AND CEO